UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2020.

•	Regarding the current situation, Bancolombia has focused its efforts on maintaining business continuity, the safety of its employees, operating the network of channels in an efficient way and structuring lines of credit for its customers. These actions have impacted more than 2 million clients with loans that amounted more than COP 55 trillion, in Colombia.

•	Consolidated net income decreased 59.7% when compared to 1Q19. Net income for 1Q20 decreased by 28.4% when compared to 4Q19.

•	Gross loans grew 16.7% when compared to 1Q19. Peso-denominated loans grew 10.4% when compared to 1Q19. Gross loans increased by 11.9% during the quarter. Out of the annual increase 9.5% is explained by the depreciation of COP versus USD.

•	Tier 1 ratio was 9.1% on March 31, 2020 and decreased by 95 basis points when compared to March 31, 2019. The capital adequacy ratio was 12.4%.

•	The quarter closed with 5.1 million digital accounts: 2.6 million Bancolombia a la mano users and 2.5 million users in Nequi, increasing the digital footprint and banking penetration in Colombia.

May 4, 2020. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20201.

___________________________

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended March 31, 2020 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2020 $4,054.54 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q19	4Q19	1Q20	1Q20/4Q19	1Q20/1Q19
ASSETS
Net Loans	164,244,399	171,353,348	191,641,880	11.84%	16.68%
Investments	17,756,137	16,822,754	18,918,763	12.46%	6.55%
Other assets	40,606,646	47,912,011	65,201,377	36.09%	60.57%
Total assets	222,607,182	236,088,113	275,762,020	16.80%	23.88%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	143,905,924	157,205,312	184,215,627	17.18%	28.01%
Other liabilities	52,514,489	50,077,182	62,262,956	24.33%	18.56%
Total liabilities	196,420,413	207,282,494	246,478,583	18.91%	25.49%
Non-controlling interest	1,803,389	1,921,700	2,093,386	8.93%	16.08%
Shareholders' equity	24,383,380	26,883,919	27,190,051	1.14%	11.51%
Total liabilities and shareholders' equity	222,607,182	236,088,113	275,762,020	16.80%	23.88%

Interest income	4,185,128	4,414,591	4,440,555	0.59%	6.10%
Interest expense	(1,497,804)	(1,572,261)	(1,528,094)	-2.81%	2.02%
Net interest income	2,687,324	2,842,330	2,912,461	2.47%	8.38%
Net provisions	(742,926)	(1,129,679)	(1,381,650)	22.30%	85.97%
Fees and income from service, net	713,065	776,707	795,929	2.47%	11.62%
Other operating income	412,755	453,522	344,500	-24.04%	-16.54%
Total Dividends received and equity method	168,640	40,899	(34,053)	-183.26%	-120.19%
Total operating expense	(1,973,344)	(2,258,651)	(2,154,514)	-4.61%	9.18%
Profit before tax	1,265,514	725,128	482,673	-33.44%	-61.86%
Income tax	(391,142)	(244,495)	(116,651)	-52.29%	-70.18%
Net income before non-controlling interest	874,372	480,633	366,022	-23.85%	-58.14%
Non-controlling interest	(41,044)	(11,380)	(30,138)	164.83%	-26.57%
Net income	833,328	469,253	335,884	-28.42%	-59.69%

	Quarter
PRINCIPAL RATIOS	1Q19	4Q19	1Q20
PROFITABILITY
Net interest margin (1) from continuing operations	5.64%	5.59%	5.56%
Return on average total assets (2) from continuing operations	1.50%	0.79%	0.54%
Return on average shareholders´ equity (3)	13.47%	6.93%	4.90%
EFFICIENCY
Operating expenses to net operating income	49.56%	54.91%	53.61%
Operating expenses to average total assets	3.56%	3.79%	3.48%
Operating expenses to productive assets	4.14%	4.45%	4.12%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.88%	11.39%	9.86%
Technical capital to risk weighted assets	13.28%	12.82%	12.42%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.09	0.60	0.34
Net income per share $COP from continuing operations	866.40	487.88	349.21
P/BV ADS (4)	1.60	1.61	0.89
P/BV Local (5) (6)	1.56	1.57	0.85
P/E (7) from continuing operations	11.55	22.76	17.66
ADR price	51.06	54.79	24.96
Common share price (8)	39,600	44,000	24,100
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,174.79	3,277.14	4,054.54

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2020, Bancolombia’s assets totaled COP 275,762 billion, which represents an increase of 16.8% compared to 4Q19 and of 23.9% compared to 1Q19.

During the quarter, the COP depreciated 23.7% versus the USD and over the past 12 months, it depreciated 27.7%. This depreciation affected assets and liabilities, especially loans and allowances, deposits and shareholders’ equity. The average exchange rate for 1Q20 was 7.7% higher than the one in 4Q19.

The increase in total assets during the year is largely explained by the growth in the loan book and cash.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 4,054.54 COP)	1Q20	1Q20/4Q19	1Q20	1Q20/4Q19	1Q20	1Q20/4Q19	1Q20	1Q20/4Q19
Commercial loans	83,305,239	4.40%	48,996,483	30.75%	12,084,351	5.68%	132,301,722	12.82%
Consumer loans	29,506,261	2.99%	13,886,875	25.05%	3,425,019	1.07%	43,393,136	9.15%
Mortgage loans	13,466,867	1.42%	13,380,569	24.99%	3,300,145	1.02%	26,847,436	11.94%
Small business loans	800,619	4.01%	619,047	21.24%	152,680	-2.01%	1,419,666	10.88%
Interests paid in advance	(4,025)	-27.32%	-	0.00%	-	0.00%	(4,025)	-27.32%
Gross loans	127,074,962	3.75%	76,882,974	28.58%	18,962,194	3.92%	203,957,935	11.89%

In 1Q20, gross loans increased by 11.9% when compared to 4Q19 and 16.7% when compared to 1Q19. Peso-denominated loans grew 10.4% and the dollar-denominated loans (expressed in USD) increased by 1.0% when compared to 1Q19.

As of March 31, 2020, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 30% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 37.7% and increased by 28.6% during 1Q20 (when expressed in COP), explained mainly by the depreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 12.7% during the quarter and totaled COP 12,316 billion, equivalent to 6.0% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total
(COP million)	1Q19	4Q19	1Q20	1Q20/4Q19	1Q20/1Q19	loans
Commercial	117,148,684	117,270,014	132,301,722	12.82%	12.93%	64.9%
Consumer	33,520,835	39,754,610	43,393,136	9.15%	29.45%	21.3%
Mortgage	22,869,894	23,983,283	26,847,436	11.94%	17.39%	13.2%
Microcredit	1,203,424	1,280,373	1,419,666	10.88%	17.97%	0.7%
Interests received in advance	(4,851)	(5,537)	(4,025)	-27.31%	-17.04%	0.0%
Total loan portfolio	174,737,986	182,282,743	203,957,935	11.89%	16.72%	100.0%
Allowance for loan losses	(10,493,587)	(10,929,395)	(12,316,055)	12.69%	17.37%
Total loans, net	164,244,399	171,353,348	191,641,880	11.84%	16.68%

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1.3.	Investment Portfolio

As of March 31, 2020, Bancolombia’s net investment portfolio totaled COP 18,919 billion, increasing by 12.5% from the end of 4Q19 and by 6.5% from the end of 1Q19.

At the end of 1Q20, the debt securities portfolio had a duration of 20.6 months and a weighted average yield to maturity of 5.7%.

1.4.	Goodwill and intangibles

As of 1Q20, Bancolombia’s goodwill and intangibles totaled COP 8,856 billion, increasing by 22.4% compared to 4Q19. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of March 31, 2020, Bancolombia’s liabilities totaled COP 246, 479 billion, increasing by 18.9% from the end of 4Q19 and by 25.5% compared to 1Q19.

Deposits by customers totaled COP 184, 216 billion (or 74.5% of liabilities) at the end of 1Q20, increasing by 17.2% when compared to 4Q19 and by 28.0% over the last 12 months. The net loans to deposits ratio was 104.0% at the end of 1Q20 decreasing when compared to 109.0% at the end of 4Q19.

Bancolombia’s funding strategy during the last months has been to maintain the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

Funding mix
COP Million	1Q19		4Q19		1Q20
Checking accounts	22,340,529	12%	25,159,676	13%	32,711,508	14%
Saving accounts	59,253,212	32%	66,914,834	35%	79,142,429	35%
Time deposits	61,206,938	33%	63,635,078	33%	71,297,168	31%
Other deposits	4,153,979	2%	2,809,461	1%	1,250,377	1%
Long term debt	19,930,388	11%	19,921,515	10%	23,090,151	10%
Loans with banks	16,572,104	9%	15,323,022	8%	20,873,414	9%
Total Funds	183,457,150	100%	193,763,586	100%	228,365,047	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q20 was COP 27,190 billion, increasing by 1.1% compared to 4Q19 and by 11.5% when compared to 1Q19.

Bancolombia’s capital adequacy ratio was 12.42% in 1Q20, 342 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.07%, 457 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 6.7% at the end of 1Q20.

The annual increase in the RWA is mainly explained by the growth in the loan book and the depreciation of the COP against the USD.

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TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q19%		4Q19%		1Q20%
Basic capital (Tier I)	19,456,053	10.02%	20,023,333	9.57%	21,424,148	9.07%
Additional capital (Tier II)	6,332,532	3.26%	6,800,436	3.25%	7,914,711	3.35%
Technical capital (1)	25,788,585		26,823,769		29,338,859
Risk weighted assets including market risk	194,238,096		209,182,274		236,198,851
CAPITAL ADEQUACY (2)		13.28%		12.82%		12.42%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 336 billion in 1Q20, or COP 349.21 per share - USD 0.34 per ADR. This net income represents a decrease of 28.4% compared to 4Q19 and of 59.7% compared to 1Q19. Bancolombia’s annualized ROE for 1Q20 was 4.9% and 9.9% for the last twelve months.

2.1.	Net Interest Income

Net interest income totaled COP 2,912 billion in 1Q20, 2.5% more than the one reported in 4Q19, and 8.4% more than the figure for 1Q19.

During 1Q20, the investment, interest rate derivatives and repos portfolio generated COP 93 billion, down by 29.7% from 4Q19.

Net Interest Margin

The annualized net interest margin was stable in 5.6% during 1Q20. The annualized net interest margin for investments was 0.4%, and the annualized net interest margin of the loan portfolio was 6.2%, stable when compared to the one reported in 4Q19.

Annualized Interest
Margin	1Q19	4Q19	1Q20
Loans' Interest margin	5.9%	6.2%	6.2%
Debt investments' margin	2.7%	0.7%	0.4%
Net interest margin	5.6%	5.6%	5.6%

Total funding cost decreased during 1Q20. Savings and checking accounts represented the same proportion of the total funding as in 4Q19, and the annualized average weighted cost of deposits was 2.56% in 1Q20, decreasing by 23 basis points when compared to 4Q19 and by 19 basis points when compared to 1Q19.

Average weighted
funding cost	+1Q19+	+4Q19+	+1Q20+
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.75%	1.72%	1.56%
Time deposits	4.84%	4.88%	4.73%
Total deposits	2.75%	2.79%	2.56%
Long term debt	5.71%	5.86%	4.46%
Loans with banks	2.97%	2.52%	2.48%
Total funding cost	3.10%	3.08%	2.75%

2.2.	Fees and Income from Services

During 1Q20, net fees and income from services totaled COP 796 billion, increasing by 2.5% compared to 4Q19, and by 11.6% compared to 1Q19. The positive annual performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, trust services and bancassurance.

Fees from credit and debit cards decreased by 0.5% compared to 4Q19 and increased by 11.8% compared to 1Q19. Fees from asset management and trust services decreased by 3.3% compared to 4Q19 and increased by 4.7% compared to 1Q19, due to an increase in the assets under management. Fees from our bancassurance business decreased by 10.3% compared to 4Q19 and increased by 30.0% with respect to 1Q19.

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The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2020
(COP millions)	Jan-19	Jan-20	Growth	Market Share
Bancolombia VISA	719,742	860,311	19.53%	11.64%
Bancolombia Mastercard	590,563	737,260	24.84%	9.97%
Bancolombia American Express	296,985	305,981	3.03%	4.14%
Total Bancolombia	1,607,290	1,903,551	18.43%	25.75%
Colombian Credit Card Market	6,316,568	7,392,894	17.04%

CREDIT CARD MARKET SHARE			%	2020
(Outstanding credit cards)	Jan-19	Jan-20	Growth	Market Share
Bancolombia VISA	912,441	983,436	7.78%	5.47%
Bancolombia Mastercard	1,015,847	1,050,149	3.38%	5.84%
Bancolombia American Express	592,046	566,414	-4.33%	3.15%
Total Bancolombia	2,520,334	2,599,999	3.16%	14.47%
Colombian Credit Card Market	16,998,439	17,973,240	5.73%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 345 billion in 1Q20, decreasing by 24.0% compared to 4Q19 and by 16.5% compared to 1Q19, explain by lower income generated from FX Derivatives.

Revenues from operating leases totaled COP 182 billion in 1Q20, decreasing by 6.5% compared to 4Q19 and increasing by 9.1% compared to those reported in 1Q19. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,079 billion at the end of 1Q20 and represented 4.6% of total gross loans, increasing when compared to 4Q19, when past due loans represented 4.3% of total gross loans. During 1Q20, Charge-offs totaled COP 685 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 124.9% at the end of 1Q20, decreasing compared to 133.9% at the end of 4Q19.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 2.2 trillion in 1Q20. Provision charges (net of recoveries) totaled COP 1.4 trillion in 1Q20.

The increase in provisions during the quarter was explained by an expected deterioration in the consumer portfolio in line with the growth in this segment, as well as, some deterioration in the corporate portfolio in Central America. On the other hand, there was an update of the expected loss models with new macroeconomic information and an estimation of the impairment generated by COVID-19 in the loan portfolio.

Provisions as a percentage of the average gross loans were 2.9% for 1Q20 and 2.2% for the last 12 months.

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Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 11,343 billion, or 5.7% of total loans at the end of 1Q20, stable when compared to 4Q19.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q19	4Q19	1Q20
Total 30-day past due loans	8,454,008	7,530,472	9,078,907
Allowance for loan losses (1)	9,553,239	10,086,202	11,343,286
Past due loans to total loans	4.98%	4.27%	4.58%
Allowances to past due loans	113.00%	133.94%	124.94%
Allowance for loan losses as a percentage of total loans	5.63%	5.71%	5.72%

(1) Allowances are reserves for the principal of loans.

PDL Per Category		30 days
	% Of loan Portfolio	1Q19	4Q19	1Q20
Commercial loans	64.9%	4.42%	3.49%	3.86%
Consumer loans	21.3%	4.92%	4.80%	4.93%
Mortgage loans	13.2%	7.55%	6.69%	7.09%
Microcredit	0.7%	11.58%	11.30%	11.87%
PDL TOTAL		4.98%	4.27%	4.58%

PDL Per Category		90 days
	% Of loan Portfolio	1Q19	4Q19	1Q20
Commercial loans	64.9%	3.07%	2.88%	3.02%
Consumer loans	21.3%	2.46%	2.66%	2.73%
Mortgage loans*	13.2%	3.56%	3.45%	3.41%
Microcredit	0.7%	7.73%	7.39%	7.90%
PDL TOTAL		3.05%	2.94%	3.04%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 1Q20, operating expenses totaled COP 2,155 billion, decreasing by 4.6% with respect to 4Q19 and increasing by 9.2% with respect to 1Q19.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 921 billion in 1Q20, increasing by 4.9% compared to 4Q19 and by 9.4% compared to 1Q19.

During 1Q20, administrative expenses totaled COP 750 billion, decreasing by 13.4% compared to 4Q19 and increasing by 7.6% as compared to 1Q19.

Depreciation and amortization expenses totaled COP 208 billion in 1Q20, decreasing by 14.4% compared to 4Q19 and increasing by 16.2% compared to 1Q19.

As of March 31, 2020, Bancolombia had 31,038 employees, owned 976 branches, 6,151 ATMs, 17,556 banking agents and served more than 15 million customers.

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2.6.	Taxes

Income tax expense was COP 117 billion for 1Q20, decreasing by 52.3% when compared to the income tax registered in 4Q19, and by 70.2% compared to 1Q19.

The decrease is mainly explained by Bancolombia S.A.. Some of the aspects that explained the decrease are related with the difference between taxed bases under fiscal Colombian regulations and IFRS regulations, the liability management exercises with bond issues made during 2019 and early 2020, exemptions related with mortgage portfolio for social housing and investments in productive fixed assets.

Of the total income tax for 1Q20, Colombia participated with 57% compared to 32% in El Salvador, 9% in Guatemala and 2% in Panama.

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3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q19	4Q19	1Q20	1Q20/4Q19	1Q20/1Q19
ASSETS
Gross loans	123,364,254	129,564,592	136,925,149	5.68%	10.99%
Allowances for loans	(8,668,846)	(8,658,314)	(9,363,108)	8.14%	8.01%
Investments	18,677,540	17,328,031	17,977,938	3.75%	-3.75%
Other assets	20,418,312	24,296,776	35,080,308	44.38%	71.81%
Total assets	153,791,261	162,531,085	180,620,288	11.13%	17.45%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	94,471,152	102,751,326	116,410,513	13.29%	23.22%
Other liabilities	43,098,920	42,262,264	49,433,343	16.97%	14.70%
Total liabilities	137,570,072	145,013,590	165,843,857	14.36%	20.55%
Shareholders' equity	16,221,188	17,517,495	14,776,431	-15.65%	-8.91%
Total liabilities and shareholders' equity	153,791,261	162,531,085	180,620,288	11.13%	17.45%

Interest income	3,220,916	3,305,608	3,313,991	0.25%	2.89%
Interest expense	(1,169,949)	(1,168,187)	(1,134,682)	-2.87%	-3.01%
Net interest income	2,050,967	2,137,421	2,179,309	1.96%	6.26%
Net provisions	(635,548)	(717,018)	(1,128,713)	57.42%	77.60%
Fees and income from service, net	478,934	492,920	517,776	5.04%	8.11%
Other operating income	518,915	229,282	441,160	92.41%	-14.98%
Total operating expense	(1,335,657)	(1,561,229)	(1,486,287)	-4.80%	11.28%
Profit before tax	1,077,611	581,375	523,245	-10.00%	-51.44%
Income tax	(306,614)	(183,969)	(42,854)	-76.71%	-86.02%
Net income	770,997	397,406	480,391	20.88%	-37.69%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q19	4Q19	1Q20	1Q20/4Q19	1Q20/1Q19
ASSETS
Gross loans	24,327,536	25,254,355	31,908,019	26.35%	31.16%
Allowances for loans	(777,994)	(1,005,345)	(1,310,026)	30.31%	68.38%
Investments	3,509,631	4,258,122	4,740,305	11.32%	35.07%
Other assets	3,672,343	4,689,864	6,227,366	32.78%	69.57%
Total assets	30,731,516	33,196,996	41,565,664	25.21%	35.25%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	20,331,556	22,113,871	27,149,497	22.77%	33.53%
Other liabilities	7,082,246	7,518,241	9,991,534	32.90%	41.08%
Total liabilities	27,413,802	29,632,112	37,141,031	25.34%	35.48%
Shareholders' equity	3,317,714	3,564,884	4,424,633	24.12%	33.36%
Total liabilities and shareholders' equity	30,731,516	33,196,996	41,565,664	25.21%	35.25%

Interest income	436,081	487,571	496,305	1.79%	13.81%
Interest expense	(175,150)	(203,752)	(215,803)	5.91%	23.21%
Net interest income	260,931	283,819	280,502	-1.17%	7.50%
Net provisions	(46,895)	(214,615)	(116,987)	-45.49%	149.46%
Fees and income from service, net	43,627	54,958	51,290	-6.67%	17.56%
Other operating income	8,723	14,662	2,756	-81.20%	-68.40%
Total operating expense	(153,174)	(176,817)	(169,721)	-4.01%	10.80%
Profit before tax	113,212	(37,994)	47,840	-225.91%	-57.74%
Income tax	(21,197)	(2,555)	(2,564)	0.36%	-87.90%
Net income	92,016	(40,548)	45,276	-211.66%	-50.80%

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BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q19	4Q19	1Q20	1Q20/4Q19	1Q20/1Q19
ASSETS
Gross loans	10,537,580	11,446,896	14,651,706	28.00%	39.04%
Allowances for loans	(444,644)	(443,923)	(566,535)	27.62%	27.41%
Investments	898,094	996,712	1,392,973	39.76%	55.10%
Other assets	3,659,513	4,004,610	6,026,577	50.49%	64.68%
Total assets	14,650,542	16,004,294	21,504,721	34.37%	46.78%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	10,381,328	11,719,716	16,115,572	37.51%	55.24%
Other liabilities	2,682,895	2,422,837	3,399,020	40.29%	26.69%
Total liabilities	13,064,222	14,142,553	19,514,591	37.98%	49.37%
Shareholders' equity	1,586,320	1,861,741	1,990,129	6.90%	25.46%
Total liabilities and shareholders' equity	14,650,542	16,004,294	21,504,721	34.37%	46.78%

Interest income	251,911	297,667	293,919	-1.26%	16.68%
Interest expense	(68,432)	(79,091)	(78,703)	-0.49%	15.01%
Net interest income	183,479	218,576	215,216	-1.54%	17.30%
Net provisions	(19,908)	(8,110)	(45,557)	461.75%	128.84%
Fees and income from service, net	48,401	54,047	53,704	-0.63%	10.96%
Other operating income	1,625	573	4,479	681.17%	175.61%
Total operating expense	(113,379)	(142,453)	(126,417)	-11.26%	11.50%
Profit before tax	100,217	122,634	101,425	-17.29%	1.20%
Income tax	(33,037)	(44,772)	(36,510)	-18.45%	10.51%
Net income	67,180	77,862	64,915	-16.63%	-3.37%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q19	4Q19	1Q20	1Q20/4Q19	1Q20/1Q19
ASSETS
Gross loans	10,404,489	11,385,421	14,812,948	30.10%	42.37%
Allowances for loans	(447,908)	(689,839)	(890,059)	29.02%	98.71%
Investments	1,390,548	1,213,475	1,574,785	29.77%	13.25%
Other assets	2,022,324	2,424,575	3,626,953	49.59%	79.35%
Total assets	13,369,452	14,333,631	19,124,627	33.42%	43.05%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	9,284,692	10,184,939	13,650,619	34.03%	47.02%
Other liabilities	2,814,955	2,909,043	3,995,014	37.33%	41.92%
Total liabilities	12,099,647	13,093,982	17,645,634	34.76%	45.84%
Non-controlling interest	19,544	20,680	19,986	-3.35%	2.26%
Shareholders' equity	1,250,261	1,218,970	1,459,007	19.69%	16.70%
Total liabilities and shareholders' equity	13,369,452	14,333,631	19,124,627	33.42%	43.05%

Interest income	226,038	271,395	270,430	-0.36%	19.64%
Interest expense	(102,826)	(111,158)	(116,998)	5.25%	13.78%
Net interest income	123,212	160,238	153,432	-4.25%	24.53%
Net provisions	(40,274)	(151,967)	(62,314)	-59.00%	54.72%
Fees and income from service, net	30,135	35,658	36,198	1.52%	20.12%
Other operating income	18,325	23,412	17,768	-24.10%	-3.04%
Total operating expense	(120,529)	(121,387)	(129,366)	6.57%	7.33%
Profit before tax	10,869	(54,046)	15,719	-129.08%	44.63%
Income tax	(2,502)	11,705	(10,153)	-186.74%	305.73%
Net income before non-controlling interest	8,366	(42,342)	5,566	-113.15%	-33.47%
Non-controlling interest	(1,121)	(1,112)	(1,276)	14.73%	13.82%
Net income	7,245	(43,454)	4,291	-109.87%	-40.78%

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4.	COVID-19 CONSIDERATIONS

Bancolombia has implemented business continuity plans that have enabled it to serve its operation and provide uninterrupted service to its customers in atypical circumstances of confinement. In addition, commercial measures have been taken for the benefit of clients, monitoring strategies to maintain liquidity at adequate levels and special procedures for remote operation and home-office.

The current situation associated with COVID-19 has caused uncertainty and business disruption globally, therefore significant impacts are anticipated on the performance of the global economy and macroeconomic variables in the countries in which Bancolombia operates.

As a result, the banking sector in general, including Bancolombia, is exposed to changes in its business performance and outlook. The bank is exposed to deterioration of the loan portfolio by impacts on customers and by the materialization of losses from operational risk.

The Bank will monitor changes in economic conditions and macroeconomic scenarios as new information becomes available and will keep the market informed.

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5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 15 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(574) 4041837 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analyst)
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

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BALANCE SHEET				Growth
(COP million)	Mar-19	Dec-19	Mar-20	mar-20 / dec-19	mar-20 / mar-19	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	15,256,359	18,256,065	27,213,050	49.06%	78.37%	9.87%
Interbank borrowings	2,760,106	2,465,913	4,107,961	66.59%	48.83%	1.49%
Reverse repurchase agreements and other similar secured lend	875,565	3,016,064	1,952,895	-35.25%	123.04%	0.71%
Financial assets investments	17,756,137	16,822,754	18,918,763	12.46%	6.55%	6.86%
Derivative financial instruments	1,436,729	1,902,955	6,731,446	253.74%	368.53%	2.44%
Loans and advances to customers	174,737,986	182,282,743	203,957,935	11.89%	16.72%	73.96%
Allowance for loan and lease losses	(10,493,587)	(10,929,395)	(12,316,055)	12.69%	17.37%	-4.47%
Investment in associates and joint ventures	2,191,046	2,367,757	2,334,034	-1.42%	6.53%	0.85%
Goodwill and Intangible assets, net	7,026,807	7,233,312	8,856,352	22.44%	26.04%	3.21%
Premises and equipment, net	3,156,183	3,827,865	4,002,305	4.56%	26.81%	1.45%
Investment property	1,746,856	1,992,964	2,002,691	0.49%	14.65%	0.73%
Right of use assets	1,709,320	1,692,116	1,890,963	11.75%	10.63%	0.69%
Prepayments	359,489	365,143	433,880	18.82%	20.69%	0.16%
Tax receivables	837,207	802,074	1,078,251	34.43%	28.79%	0.39%
Deferred tax	287,520	401,002	502,880	25.41%	74.90%	0.18%
Assets held for sale and inventories	526,310	518,749	550,040	6.03%	4.51%	0.20%
Other assets	2,437,149	3,070,032	3,544,629	15.46%	45.44%	1.29%
Total assets	222,607,182	236,088,113	275,762,020	16.80%	23.88%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	143,905,924	157,205,312	184,215,627	17.18%	28.01%	66.80%	74.74%
Interbank Deposits	1,510,211	1,363,679	1,681,287	23.29%	11.33%	0.61%	0.68%
Derivative financial instrument	1,098,847	1,860,812	4,747,806	155.15%	332.07%	1.72%	1.93%
Borrowings from other financial institutions	15,061,893	13,959,343	19,192,127	37.49%	27.42%	6.96%	7.79%
Debt securities in issue	19,930,388	19,921,515	23,090,151	15.91%	15.85%	8.37%	9.37%
Lease liability	1,946,146	1,831,585	2,025,310	10.58%	4.07%	0.73%	0.82%
Preferred shares	541,340	584,204	541,340	-7.34%	0.00%	0.20%	0.22%
Repurchase agreements and other similar secured borrowing	3,048,734	1,313,737	185,855	-85.85%	-93.90%	0.07%	0.08%
Liabilities relating to assets held for sale	2,117	-	-	0.00%	-100.00%	0.00%	0.00%
Current tax	556,208	195,757	518,351	164.79%	-6.81%	0.19%	0.21%
Deferred tax	1,155,028	1,521,958	1,431,240	-5.96%	23.91%	0.52%	0.58%
Employees benefit plans	127,606	768,947	813,001	5.73%	537.12%	0.29%	0.33%
Other liabilities	7,535,971	6,755,645	8,036,488	18.96%	6.64%	2.91%	3.26%
Total liabilities	196,420,413	207,282,494	246,478,583	18.91%	25.49%	89.38%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.17%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.76%
Appropriated reserves	10,321,192	10,413,092	11,286,956	8.39%	9.36%	4.09%
Retained earnings	5,646,052	7,812,361	5,744,491	-26.47%	1.74%	2.08%
Accumulated other comprehensive income (loss), net of tax	3,077,768	3,320,098	4,820,236	45.18%	56.61%	1.75%
Stockholders’ equity attributable to the owners of the parent company	24,383,380	26,883,919	27,190,051	1.14%	11.51%	9.86%
Non-controlling interest	1,803,389	1,921,700	2,093,386	8.93%	16.08%	0.76%
Total liabilities and equity	222,607,182	236,088,113	275,762,020	16.80%	23.88%	100.00%

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INCOME STATEMENT				Growth
(COP million)	1Q 19	4Q 19	1Q 20	1Q 20 / 4Q 19	1Q 20 / 1Q 19
Interest income and expenses
Interest on loans and financial leases
Commercial	1,821,786	1,818,842	1,810,797	-0.44%	-0.60%
Consumer	1,199,503	1,439,661	1,478,946	2.73%	23.30%
Small business loans	36,226	36,741	38,042	3.54%	5.01%
Mortgage	500,638	484,835	508,069	4.79%	1.48%
Leasing	472,663	487,800	496,314	1.75%	5.00%
Interest income on loans and financial leases	4,030,816	4,267,879	4,332,168	1.51%	7.48%
Interest income on overnight and market funds	20,031	14,635	15,502	5.92%	-22.61%
Interest and valuation on Investments at amortized cost
Debt investments, net	35,738	43,423	46,014	5.97%	28.75%
Net gains from investment activities at fair value through income statement
Debt investments	205,204	75,043	74,816	-0.30%	-63.54%
Derivatives	(65,099)	26,570	(28,792)	-208.36%	-55.77%
Repos	(38,954)	(18,846)	(6,710)	-64.40%	-82.77%
Other	(2,608)	5,887	7,557	28.37%	-389.76%
Total Net gains from investment activities at fair value through profit and loss	98,543	88,654	46,871	-47.13%	-52.44%
Total Interest and valuation on investments	134,281	132,077	92,885	-29.67%	-30.83%
Total interest and valuation	4,185,128	4,414,591	4,440,555	0.59%	6.10%
Interest expense
Borrowing costs	(164,684)	(142,643)	(136,092)	-4.59%	-17.36%
Overnight funds	(4,484)	(4,808)	(3,609)	-24.94%	-19.51%
Debt securities in issue	(287,283)	(300,715)	(239,952)	-20.21%	-16.48%
Deposits	(987,067)	(1,077,907)	(1,098,935)	1.95%	11.33%
Preferred Shares Dividends	(15,044)	(14,727)	(14,837)	0.75%	-1.38%
Interest right of use assets	(33,511)	(25,666)	(29,963)	16.74%	-10.59%
Other interest (expense)	(5,731)	(5,795)	(4,706)	-18.79%	-17.89%
Total interest expenses	(1,497,804)	(1,572,261)	(1,528,094)	-2.81%	2.02%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	2,687,324	2,842,330	2,912,461	2.47%	8.38%
Credit impairment charges on loans and advance and financial leases	(861,396)	(1,239,786)	(1,466,923)	18.32%	70.30%
Recovery of charged-off loans	115,751	128,903	94,301	-26.84%	-18.53%
Credit impairment charges on/recoveries on off balance sheet credit instruments	3,664	(14,326)	(1,648)	-88.50%	-144.98%
Credit impairment charges/recoveries on investments	(945)	(4,470)	(7,380)	65.10%	680.95%
Total credit impairment charges, net	(742,926)	(1,129,679)	(1,381,650)	22.30%	85.97%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	1,944,398	1,712,651	1,530,811	-10.62%	-21.27%
Fees and comissions income
Banking services	159,729	173,821	154,683	-11.01%	-3.16%
Credit and debit card fees and commercial establishments	427,503	480,452	478,106	-0.49%	11.84%
Brokerage	6,572	7,117	6,619	-7.00%	0.72%
Acceptances and Guarantees	14,349	14,175	14,884	5.00%	3.73%
Trust and Securities	106,683	115,568	111,711	-3.34%	4.71%
Investment banking	2,042	16,860	22,783	35.13%	1015.72%
Bancassurance	132,859	192,513	172,697	-10.29%	29.99%
Payments and Collections	145,045	169,310	149,446	-11.73%	3.03%
Other	52,346	73,550	62,700	-14.75%	19.78%
Fees and comission income	1,047,128	1,243,366	1,173,629	-5.61%	12.08%
Fees and comission expenses				0.00%	0.00%
Banking services	(161,748)	(162,761)	(156,525)	-3.83%	-3.23%
Other	(172,315)	(303,898)	(221,175)	-27.22%	28.36%
Fees and comission expenses	(334,063)	(466,659)	(377,700)	-19.06%	13.06%
Total fees and comissions, net	713,065	776,707	795,929	2.47%	11.62%
Other operating income
Derivatives FX contracts	(67,109)	(397,351)	1,536,289	-486.63%	-2389.24%
Net foreign exchange	175,760	483,983	(1,509,236)	-411.84%	-958.69%
Hedging	4,074	(104)	(259)	149.04%	-106.36%
Operating leases	167,170	195,119	182,379	-6.53%	9.10%
Gains (or losses) on sale of assets	14,753	34,227	25,808	-24.60%	74.93%
Other reversals	953	747	1,471	96.92%	54.35%
Other	117,154	136,901	108,048	-21.08%	-7.77%
Total other operating income	412,755	453,522	344,500	-24.04%	-16.54%
Dividends received, and share of profits of equity method investees
Dividends	24,742	27,613	3,382	-87.75%	-86.33%
Equity investments	15,388	46,679	(27,501)	-158.92%	-278.72%
Equity method	90,592	63,118	(14,427)	-122.86%	-115.93%
Others	37,918	(96,511)	4,493	-104.66%	-88.15%
Total dividends received, and share of profits of equity method investees	168,640	40,899	(34,053)	-183.26%	-120.19%
Total operating income, net	3,238,858	2,983,779	2,637,187	-11.62%	-18.58%

15

INCOME STATEMENT				Growth
(COP million)	1Q 19	4Q 19	1Q 20	1Q 20 / 4Q 19	1Q 20 / 1Q 19
Operating expenses
Salaries and employee benefits	(695,963)	(712,612)	(776,448)	8.96%	11.56%
Bonuses	(146,229)	(165,614)	(144,585)	-12.70%	-1.12%
Other administrative and general expenses	(696,558)	(865,220)	(749,551)	-13.37%	7.61%
Tax contributions and other tax burden	(201,794)	(205,444)	(221,813)	7.97%	9.92%
Impairment, depreciation and amortization	(179,355)	(243,454)	(208,474)	-14.37%	16.24%
Other expenses	(53,445)	(66,307)	(53,643)	-19.10%	0.37%
Total operating expenses	(1,973,344)	(2,258,651)	(2,154,514)	-4.61%	9.18%
Profit before tax	1,265,514	725,128	482,673	-33.44%	-61.86%
Income tax	(391,142)	(244,495)	(116,651)	-52.29%	-70.18%
Profit for the year from continuing operations	874,372	480,633	366,022	-23.85%	-58.14%
Non-controlling interest	(41,044)	(11,380)	(30,138)	164.83%	-26.57%
Net income attributable to equity holders of the Parent Company	833,328	469,253	335,884	-28.42%	-59.69%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: May 4, 2020	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance

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